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                                                          SEC FILE NUMBER
                                                             001-09727
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                                                           CUSIP NUMBER
                                                           [70322H 106]
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F  |_| Form 11-K Form |X| 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: September 30, 2009

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:__________________________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION

Patient Safety Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

43460 Ridge Park Drive, Suite 140
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Address of Principal Executive Office (Street and Number)

Temecula, CA  92590
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
|X| N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Our quarterly report on Form 10-Q for the quarterly period ended September 30, 2009 cannot be filed within the prescribed time period because of technical issues encountered with a service provider necessitating additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. We plan to file our quarterly report on Form 10-Q for the three months ended September 30, 2009 no later than the fifth calendar day following the prescribed due date of November 16, 2009.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Mary A. Lay, Interim Chief Financial Officer       (951)        587-6201
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                 (Name)                         (Area Code) (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                                  Yes |X| No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes |X| No |_|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Revenues for the third quarter 2009 were $978 thousand, an increase of 11% from the $880 thousand reported for third quarter 2008. Third quarter 2009 gross margin was 44%, an improvement over third quarter 2008 gross margin of 29%. The improvement in gross margin was due primarily to the change in our business model, which shifted our sales mix to primarily sales of safety sponges (which have higher margins), and permitted us to depreciate most of the expense associated with our SurgiCounter(TM) scanners over the life of the scanner, thereby significantly reducing our cost of revenues. Net loss applicable to common shareholders for the third quarter was $3.4 million compared to net income of $0.2 million in the third quarter of 2008. The increase in our net loss was primarily driven by a significant increase in the fair value of our warrant derivative liability as measured by the increase in the publicly quoted price of our stock, which resulted in a non-cash expense of $1.8 million in the three months ended September 30, 2009, compared to income of $1.7 million in the same period in 2008.


                        Patient Safety Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 17, 2009                       By  /s/ Mary A. Lay
                                                 -------------------------------
                                                 Interim Chief Financial Officer